# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; Adam Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (15.3% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,083,833; sole dispositive power 0; shared dispositive power 3,083,833; aggregate amount beneficially owned 3,083,833 (12.7% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,083,833; sole dispositive power 0; shared dispositive power 3,083,833; aggregate amount beneficially owned 3,083,833 (12.7% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (15.3% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (15.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Comment: This Amendment No. 16 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to MasterCraft Boat Holdings, Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 30, 2021, as amended and supplemented by Amendment No.1 to the Initial 13D filed on May 5, 2022, Amendment No. 2 to the Initial 13D filed on September 12, 2022, Amendment No. 3 to the Initial 13D filed on February 10, 2023, Amendment No. 4 to the Initial 13D filed on February 21, 2023, Amendment No. 5 to the Initial 13D filed on March 24, 2023, Amendment No. 6 to the Initial 13D filed on September 1, 2023, Amendment No. 7 to the Initial 13D filed on September 6, 2023, Amendment No. 8 to the Initial 13D filed on September 29, 2023, Amendment No. 9 to the Initial 13D filed on April 12, 2024, Amendment No. 10 to the Initial 13D filed on May 10, 2024, Amendment No. 11 to the Initial 13D filed on May 22, 2024, Amendment No. 12 to the Initial 13D filed on June 10, 2024, Amendment No. 13 to the Initial 13D filed on June 17, 2024, Amendment No. 14 to the Initial 13D filed on December 30, 2024 and Amendment No. 15 to the Initial 13D filed on December 22, 2025, amends and supplements certain of the items set forth therein. This Amendment is being filed solely due to an increase in the Issuer's total number of outstanding shares of Common Stock and not as a result of any transactions by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 24,222,270 shares of Common Stock outstanding as of May 15, 2026, which is the sum of (i) 16,279,890 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026 and (ii) an estimated 7,942,380 shares of Common Stock (the "Stock Consideration") issued upon the closing of the Issuer's transaction with Marine Products Corporation ("Marine Products") reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 15, 2026 (the "Closing 8-K"). The Stock Consideration estimation is based on 34,234,398 shares of Marine Products' common stock outstanding as of April 24, 2026, as reported in Marine Products' Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026, multiplied by 0.232, the exchange ratio reported in the Closing 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor the Separate Account has effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (05/19/2026)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (05/19/2026)
- Coliseum Capital Partners, L.P.: by: Coliseum Capital, LLC, its General Partner, /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (05/19/2026)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (05/19/2026)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (05/19/2026)
Comment: Executed by Chivonne Cassar pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit 99.1 to the Amendment No. 10 to Schedule 13D filed by Coliseum Capital Management, LLC on May 10, 2024.